Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the First Quarter of 2022

BEIJING, June 24, 2022 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2022 ended March 31, 2022.

First quarter highlights

•	Net sales were RMB103.1 million (US$16.3 million), compared to RMB101.6 million, during the same period in 2021, representing an increase of RMB1.5 million, or 1.5% year-over-year
•	Sales of specialty films were RMB71.9 million (US$11.3 million), equivalent to 69.8% of our total revenues as compared to RMB65.0 million or 63.9% in the same period of 2021
•	Gross profit was RMB30.2 million (US$4.8 million), representing a gross margin of 29.3%
•	Net income attributable to the Company was RMB17.1 million (US$2.7 million)

Mr. Lei Yan, Chairman and CEO of Fuwei Films, commented, “Despite the oversupply in the marketplace and the ongoing coronavirus pandemic, we achieved positive trends in overall sales, especially sales of specialty films, including a base film for dry film, which accounted for 69.8% of our total revenues. The base film is a high value-added and differentiated product, which is used to produce dry films that are applied to printed circuit boards. The sales increase of base film for dry films demonstrates that our customers well-recognize the quality of our products. We believe the order growth also helps improve the Company’s financial performance. For the future, we remain committed to innovation and differentiated marketing strategy while expanding the end-user applications of our film products. We will continue these efforts and expect them to enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

First Quarter 2022 Results

Net sales during the first quarter ended March 31, 2022, were RMB103.1 million (US$16.3 million), compared to RMB101.6 million, during the same period in 2021, representing an increase of RMB1.5 million, or 1.5% on an annual base. The increase in sales volume accounted for an increase of RMB1.4 million, and a higher sales price resulted in a RMB0.1 million increase.

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In the first quarter of 2022, sales of specialty films were RMB71.9 million (US$11.3 million), equivalent to 69.8% of our total revenues compared to RMB65.0 million or 63.9% in the same period of 2021. The increase was mainly due to higher sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2022		% of Total	Three-Month Period Ended March 31, 2021	% of Total
	RMB	US$		RMB
Stamping and transfer film	22,110	3,489	21.4%	25,350	25.0%
Printing film	4,477	706	4.3%	5,482	5.4%
Metallization film	1,421	224	1.4%	1,643	1.6%
Specialty film	71,947	11,349	69.8%	64,963	63.9%
Base film for other applications	3,178	501	3.1%	4,186	4.1%

	103,133	16,269	100.0%	101,624	100.0%

Overseas sales were RMB10.2 million or US$1.6 million, representing 9.9% of total revenues, compared with RMB9.0 million or 8.9% of total revenues in the first quarter of 2021, an increase of RMB1.2 million or 13.3%. The growth in sales volume accounted for an increase of RMB0.3 million, while a higher sales price resulted in an increase of RMB0.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2022		% of Total	Three-Month Period Ended March 31, 2021	% of Total
	RMB	US$		RMB
Sales in China	92,922	14,658	90.1%	92,596	91.1%
Sales in other countries	10,211	1,611	9.9%	9,028	8.9%

	103,133	16,269	100.0%	101,624	100.0%

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Our gross profit was RMB30.2 million (US$4.8 million) for the first quarter ended March 31, 2022, representing a gross margin of 29.3%, compared to a gross profit of RMB42.5 million and gross margin of 41.8% for the same period of 2021. The increase in the average cost of goods sold during the first quarter ended March 31, 2022, explained the decrease in our gross profit during the period. For the quarter, our average product sales prices increased by 0.1%, while our average cost of goods sold rose 21.7% compared to the same period in 2021.

Operating expenses for the first quarter ended March 31, 2022, were RMB13.7 million (US$2.2 million), 30.5%, or RMB3.2 million above those in the same period of 2021. This increase was mainly due to higher salaries and employees’ welfare, and expenditure on R&D.

Net income attributable to the Company during the first quarter ended March 31, 2022, was RMB17.1 million (US$2.7 million), compared to net income attributable to the Company of RMB31.4 million during the same period in 2021.

Basic and diluted net earnings per share was RMB5.24 (US$0.83) and RMB9.60 for the three-month period ended March 31, 2022, and 2021, respectively.

Total shareholders’ equity was RMB334.1 million or US$52.7 million as of March 31, 2022, compared with RMB317.0 million as of December 31, 2021.

As of March 31, 2022, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

About Fuwei Films

Fuwei Films conducts its business through its wholly-owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures, and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used for packaging food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include negative impacts of the determination of the U.S. Securities and Exchange Commission that the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work and the potential that our ordinary shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted, the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, potential delisting of our ordinary shares under the Holding Foreign Company Affordable Act if the US Public Company Accounting Oversight Board is unable to inspect our auditors located in China, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from the information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Lucia Domville

Investor Relations

Grayling

Phone: +1-646-824-2856

Email: lucia.domville@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022, AND DECEMBER 31, 2021

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2022		December 31, 2021
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	261,247	41,211	250,608
Restricted cash	19,294	3,044	28,294
Accounts and bills receivable, net	28,430	4,485	29,225
Inventories	37,462	5,909	35,456
Advance to suppliers	9,275	1,463	7,933
Prepayments and other receivables	1,243	196	1,199

Deferred tax assets - current	1,144	180	1,144
Total current assets	358,095	56,488	353,859

Plant, properties and equipment, net	104,173	16,433	106,928
Construction in progress	299	47	-
Lease prepayments, net	14,551	2,295	14,685

Deferred tax assets – non-current	192	30	227

Total assets	477,310	75,293	475,699

Current liabilities
Short-term borrowings	65,000	10,253	65,000

Accounts payables	27,267	4,301	22,616
Notes payable	38,588	6,087	50,126
Advance from customers	4,172	658	7,672
	6,387	1,008	11,479
Total current liabilities	141,414	22,307	156,893

Deferred tax liabilities	1,772	280	1,789

Total liabilities	143,186	22,587	158,682

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	2,102	13,323
Additional paid-in capital	311,907	49,202	311,907
Statutory reserve	37,441	5,906	37,441
Accumulated deficit	(29,387)	(4,636)	(46,494)
Cumulative translation adjustment	840	132	840
Total shareholders’ equity	334,124	52,706	317,017
Total equity	334,124	52,706	317,017
Total liabilities and equity	477,310	75,293	475,699

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2022		2021
	RMB	US$	RMB
Net sales	103,133	16,269	101,624
Cost of sales	72,963	11,510	59,174

Gross Profit	30,170	4,759	42,450

Operating expenses
Selling expenses	5,141	811	4,114
Administrative expenses	8,575	1,353	6,355
Total operating expenses	13,716	2,164	10,469

Operating income	16,454	2,595	31,981

Other income (expense)
- Interest income	1,860	293	856
- Interest expense	(1,058)	(167)	(1,575)
- Other income (expense), net	(131)	(21)	122

Total other expense	671	105	(597)

Income before provision for income taxes	17,125	2,700	31,384

Income tax benefit (expense)	(18)	(3)	(19)

Net income	17,107	2,697	31,365

Net loss attributable to non-controlling interests	-	-	-
Net income attributable to the Company	17,107	2,697	31,365

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	-

Comprehensive loss attributable to non-controlling interest	-	-	-
Comprehensive income attributable to the Company	17,107	2,697	31,365

Earnings per share, Basic and diluted	5.24	0.83	9.60
Weighted average number of ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2022		2021
	RMB	US$	RMB
Cash flow from operating activities
Net income	17,107	2,697	31,365
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant, and equipment	3,263	515	3,162
- Amortization of intangible assets	133	21	134
- Deferred income taxes	18	3	19
- Bad debt expense	(1)	-	(2)
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	796	126	(12,934)
- Inventories	(2,006)	(316)	3,209
- Advance to suppliers	(1,342)	(212)	(5,049)
- Prepaid expenses and other current assets	(44)	(7)	(69)
- Accounts payable	4,650	734	(5,542)
- Accrued expenses and other payables	(5,646)	(892)	(21,259)
- Advance from customers	(3,500)	(552)	11,607
- Tax payable	556	88	177

Net cash provided by operating activities	13,984	2,205	4,818

Cash flow from investing activities
Purchases of property, plant and equipment	(508)	(80)	(734)
Amount change in construction in progress	(299)	(47)	-
Advanced to suppliers – non-current	-	-	616
Proceeds from sale of property, plant and equipment	-	-	118,208

Net cash provided by investing activities	(807)	(127)	118,090

Cash flow from financing activities
Proceeds from related party	-	-	(23,052)
Payment of capital lease obligation	-	-	-
Change in notes payable	(11,538)	(1,820)	10,000

Net cash used in financing activities	(11,538)	(1,820)	(13,052)

Effect of foreign exchange rate changes	-	231	-

Net decrease in cash and cash equivalent	1,639	489	109,856

Cash and cash equivalent
At beginning of period/year	278,902	43,766	120,923
At end of period/year	280,541	44,255	230,779

SUPPLEMENTARY DISCLOSURE:
Interest paid	1,058	167	1,575
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	159	1,010

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